

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 27, 2020

Gerry McClinton
Chief Financial Officer, Chief Operating Officer and Director
Capstone Companies, Inc.
431 Fairway Drive
Suite 200
Deerfield Beach Florida 33441

> **Re: Capstone Companies, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Form 10-Q for the Fiscal Quarters Ended March 31, 2020,**
> **and June 30, 2020**
> **File No. 000-28831**

Dear Mr. McClinton:

We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K For The Fiscal Year Ended December 31, 2019

Item 9A Controls and Procedures
Evaluation of Disclosure Controls and Procedures, page 47

1. We note on page 48 that your company's management reached a conclusion on internal control over financial reporting twice. Please amend this filing to state your company management's conclusion on disclosure controls and procedures in addition to the conclusion on internal control over financial reporting. Refer to Item 307 of Regulation S-K. This comment applies to the Forms 10-Q for the quarterly period ended March 31, 2020 and June 30, 2020.

   In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Andi Carpenter at 202-551-3645 or John Cash, Accounting Branch Chief at 202-551-3768 with any questions.

                              Sincerely,

                              Division of Corporation Finance
                              Office of Manufacturing